UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

April 27, 2023
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 4 USA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564823
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Fresno is an operational asset originally built in 2007. It was most recently owned by MCP Solar Assets Partners II, LLC ("MCP"). Energea Portfolio 4 LLC ("Energea") acquired the rights to the project in order to repower it.

Once re-energized, Fresno will be a 2.0 MW (AC) solar power plant located in the premises of the Fresno Yosemite International Airport and connected to the Pacific Gas and Electric Company distribution grid ("Project"). The Project's offtaker is the City of Fresno, with whom Energea amended and restated the Power Purchase Agreement ("PPA").

The Project hired PWW Solutions Inc. to do Engineering and Procurement and intends to hire Re-Gen Electric to Construct Inc. ("EPC") and Bay4 Energy Services LLC to provide the Operation and maintenance ("O&M") services.

The total cost of the project is USD $2,055,424 and it is projected an 11.48% IRR.

Key Information

General Info

Project Owner	Energea Portfolio 4 LLC
Project Location	5175 E Clinton Way Fresno, CA, 93727 USA
Technology	Tracked Ground Mounted Solar
System Size (AC/DC)	2.0 MW/ 2.7 MWp
Estimated Year 1 Production	3,956 MWh
Coordinates	36.762936° N 119.697860° W
Roof Status	Not Applicable
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	Energea Fresno LLC.
Offtaker	The City of Fresno
EPC Contractor	PWW Solutions and Re-Gen Electric Inc.
O&M Contractor	Bay4 Energy Services LLC
Landowner	The City of Fresno

Uses of Capital and Project Economics

Project Acquisition Costs	N/A
Project Hard Costs	$1,794,420.82
Project Soft Costs	$136,251.54
Developer Fee	$124,379.44
Total Equity	$2,055,423.80
Tax Equity	N/A
Sponsor Equity	$2,055,423.80
Project IRR ($)	11.48%

Project Review

SPE
The Project's Special Purpose Entity (SPE) was dully constituted in June 1st, 2022. The SPE Energea Fresno LLC is solely owned by Energea.

Site

The City of Fresno ("Landowner") owns the site for the project. The site is secured through the amended and restated PPA signed between SPE and the Offtaker.

Design

The Project's electrical design has been completed, and the structural design is currently under review. The project will employ VSUN405-144BMH-DG bifacial solar modules manufactured by VSUN Solar, a Tier 1 solar manufacturer based in Vietnam.

The equipment that is expected to be used from the original project is the tracking structure and inverters. The original trackers will be adjusted to operate as fixed structure at an optimal angle until the tracker software and control units are replaced. The existing inverters will be utilized until they require replacement. The inverters are Xantrex PV225S-480-P central inverters.

Under this configuration, the Project is estimated to produce 3,956 MWh/year with an AC Capacity Factor of 22.5%.

Interconnection

The Interconnection for the project is secured through a Generating Facility Interconnection Agreement (Multiple Tariff) ("Interconnection Agreement") signed on February 2007, between Pacific Gas and Electric Company ("Utility Company") and the City of Fresno. Under the Interconnection Agreement, half of the total installed capacity of the Project is subject to net-metering (export), meanwhile the other half can't be exported to the grid which will be used by the Offtaker as the energy is generated.

Offtaker

The Offtaker is the City of Fresno. A 20-year PPA was originally signed in 2007 between the Offtaker and a MCP entity. The SPE amended and restated the PPA with Offtaker under the terms on Table 2.

Table 1 - PPA Main Terms
Contract Type	PPA
Revenue Contract Term	Until June 19, 2028 + two 5-year extension periods
Contracted Rate	Fixed Rate
PPA Rate	$ 0.139 /kWh
Escalator	None

EPC

PWW Solutions has been selected for the engineering and procurement for the project, while Re-Gen Electric has been selected as the construction partner for the Project. The terms and conditions of the construction contract are being negotiated and the agreement will be fully signed prior to the project's NTP.

O&M

Bay4 Electrical Services has been selected as the O&M partner for the Project. The terms and conditions of the O&M contract are being negotiated and the agreement will be fully signed prior to the project's COD.

Financial Analysis

The nominal pre-tax IRR of Fresno Airport's sponsor equity investors is projected to be 11.48%, with an estimated payback of 5 years, 11 months and 1 day from the NTP date of January 2023. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit I of the IC Memo which is posted to our website.

The project financials are modeled without a tax equity partnership flip structure.

Revenue

The contracted PPA with Fresno Airport is a take-or-pay contract where the customer pays the project based on the amount of electricity metered at the project regardless of how much is delivered or used by the offtaker.

The contract, initiated in June 2008, had a 20-year term at an initial rate that was amended to the value shown in Table 3. An additional extension of 5 years to the current terms was also assumed in the financial model, with a readjustment of the amended rate.

No additional Zero-Emission Renewable Energy Credits ("ZREC") state incentives are assumed for this project.

Table 2 - Revenue Assumptions
Contract Type	PPA
Revenue Contract Term	10 years
Contracted Rate	Fixed Rate
Amended Rate (years 1-5)	0.1390 USD/kWh
Extension Rate (years 6-10)	0.1100 USD/kWh
Rate Readjustment	N/A

Operating Expenses

The model assumes the Operating Expenses described within the "Project Review" section, with its values priced as on Table 6. CPI readjustments assume a 2% year-to-year rate.

Table 3 - Operating Expenses Assumptions
Operations & Maintenance	$18.00/kWp/month	CPI
Insurance (GL & Property)	$957.08/month	CPI
Banking Fees	$200.00 / month	CPI
Technical Services Reserve	$500.00 / month	CPI
Utilities	$50.00 / month	CPI

CAPEX

CAPEX assumptions are set as seen on table 7 below. All items are assumed to be depreciable under State and Federal Level.

Mounting structure and additional material costs are assumed to a minimal, as the project is projected to use the current ones that's on site.

Table 4 - Capital Expenditures Assumptions
Acquisition Costs	$1.00	$0.0000

Total Hard Costs	$1,794,420.82	$0.6646
Solar Modules	$880,133.00	$0.3260
Solar Inverters	$15,000.00	$0.0056
Mounting Materials	$10,000.00	$0.0037
Electrical Materials	$100,000.00	$0.0370
Engineering Drawings	$32,366.80	$0.0120
Electrical Work	$500,000.00	$0.1852
Hydraulics	$20,000.00	$0.0074
Rental Equipment	$822.20	$0.0003
Tracker Software	$10,000.00	$0.0037
Decommissioning	$226,098.82	$0.0837

Total Soft Costs	$136,251.54	$0.0505
Contingency	$41,287.69	$0.0153
Site Management	$90,035.47	$0.0333
Site Travel	$4,928.38	$0.0018

Developer Fee	$124,379.44	$0.0461

Pre-COD OpEx	$372.00	$0.0001

Total CapEx (All-In)	$2,055,423.80	$0.7613

Lastly, the project depreciation is split under two different schedules, one for State level, which follows a Placed in Service (PIS) Half Year convention, and is done under 5 years, as seen on Table 8 below, and the other for Federal level, that is accelerated under MACRS.

Table 5 - Depreciation Schedules
Year	State	Federal
1	20.00%	100.00%
2	32.00%	0.00%
3	19.20%	0.00%
4	11.52%	0.00%
5	11.52%	0.00%
6	5.76%	0.00%

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
1.     Amended and Restated PPA (SGIP) with the City of Fresno;
2.     Amended and Restated PPA (CSI) with the City of Fresno

Contract Summary

Table 6 - SPE Operating Agreement Summary
Contract	Energea Fresno LLC
Date of Incorporation	June 1st, 2022
Place of Incorporation	Delaware
Owner	Energea Portfolio 4 LLC, a Delaware limited liability company
Management	Energea Portfolio 4 LLC

Table 7 - Solar Power Purchase Agreement Summary (SGIP)
Contract	Amended and Restated Power Purchase Agreement (SGIP)
Date	Signed on September 28, 2007 and assigned to Energea Fresno LLC on December 16, 2022
Parties	Energea Fresno LLC - as System Owner The City of Fresno - as Host Customer
Term	Until June 19, 2028
Re-energization Date	No later than December 31st, 2023
Price	$0.139 per kWh, with no annual rate escalation
Options upon expiration
Host Customer shall have the option either to: (a) purchase the System at fair market value, as agreed upon by the Parties; (b) negotiate with System Owner in good faith to extend the term of the PPA by five (5) years at a mutually-agreeable price; or (c) instruct the System Owner to remove the System and restore the Site to its original condition.

Termination
(i) by Host Customer, for failure to achieve Re-energization date by System Owner;
(ii) by System Owner, if Host Customer fails to remove and remediate hazardous or environmental contamination within 60 days of receiving a notice of discovery from System Owner;
(iii) upon the occurrence and during the continuation of any Event of Default, the non-defaulting party can terminate the PPA upon 10 days prior written notice to the defaulting party;
(iv) by either Party, in case a Force Majeure Event has been in existence for a period of 90 days or longer.

Insurance
During the term of the PPA, System Owner or its contractors shall pay for and maintain in full force and effect all policies of insurance below, to the extent applicable, with an insurance company(s) either (i) admitted by the California Insurance Commissioner to do business in the State of California and rated not less than "A-VIr' in Best's Insurance Rating Guide; or (ii) authorized by Host Customer's Risk Manager:
(i) commercial general liability of not less than $1,000,000;
(ii) commercial automobile liability of not less than $1,000,000; and
(iii) workers' compensation as required under the California Labor Code.

Table 8 - Solar Power Purchase Agreement Summary (CSI)
Contract	Amended and Restated Power Purchase Agreement (CSI)
Date	Signed on September 28, 2007 and assigned to Energea Fresno LLC on December 16, 2022
Parties	Energea Fresno LLC - as System Owner The City of Fresno - as Host Customer
Term	Until June 19, 2028
Re-energization Date	No later than December 31st, 2023
Price	$0.139 per kWh, with no annual rate escalation
Options upon expiration
Host Customer shall have the option either to: (a) purchase the System at fair market value, as agreed upon by the Parties; (b) negotiate with System Owner in good faith to extend the term of the PPA by five (5) years at a mutually-agreeable price; or (c) instruct the System Owner to remove the System and restore the Site to its original condition.

Termination
(i) by Host Customer, for failure to achieve Re-energization date by System Owner;
(ii) by System Owner, if Host Customer fails to remove and remediate hazardous or environmental contamination within 60 days of receiving a notice of discovery from System Owner;
(iii) upon the occurrence and during the continuation of any Event of Default, the non-defaulting party can terminate the PPA upon 10 days prior written notice to the defaulting party;
(iv) by either Party, in case a Force Majeure Event has been in existence for a period of 90 days or longer.

Insurance
During the term of the PPA, System Owner or its contractors shall pay for and maintain in full force and effect all policies of insurance below, to the extent applicable, with an insurance company(s) either (i) admitted by the California Insurance Commissioner to do business in the State of California and rated not less than "A-VIr' in Best's Insurance Rating Guide; or (ii) authorized by Host Customer's Risk Manager:
(i) commercial general liability of not less than $1,000,000;
(ii) commercial automobile liability of not less than $1,000,000; and
(iii) workers' compensation as required under the California Labor Code.

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Fresno Project.

Signature

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date: April 27, 2023